
07005425

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
MAR 3 1 2007

SEC FILE NUMBER
8- 51232

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McAdams Wright Ragen, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

925 Fourth Avenue, Suite 3900
(No. and Street)

Seattle	WA	98104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Director (206) 664-8850
(Area Code ? Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name ? *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800	Seattle	WA	98104-4019
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 0 4 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KA 3/30/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David J. Director, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McAdams Wright Ragen, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public


TERESA L. DAHL
COMMISSION EXPIRES
NOTARY
PUBLIC
8-29-07
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders? Equity or Partners? or Sole Proprietors? Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McADAMS WRIGHT RAGEN, INC.
(A Wholly Owned Subsidiary of
Manzanita Capital, Inc.)

Independent Auditor's Report and
Statement of Financial Condition

December 31, 2006

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
McAdams Wright Ragen, Inc.

We have audited the accompanying statement of financial condition of McAdams Wright Ragen, Inc. (the Company) as of December 31, 2006. This financial statement is the responsibility of management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Seattle, Washington
February 27, 2007

MCADAMS WRIGHT RAGEN, INC.
(A wholly owned subsidiary of Manzanita Capital, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 2,585,734
Deposits with clearing broker-dealer	250,000
Receivable from clearing broker-dealer	162,007
Marketable securities owned, at market value	3,709,124
Other securities owned, at estimated market value	301,163
Accrued interest receivable	24,134
Commissions receivable	96,062
Prepaid expenses and other assets	221,057
Notes receivable from employees	1,107,006
Property and equipment, net of accumulated depreciation	1,433,574
Equity investment	17,318
Deferred tax assets, net	96,089
Total assets	$ 10,003,268

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Securities sold, not yet purchased, at market value	$ 1,273
Accounts payable and accrued liabilities	1,127,222
Payroll and related obligations	744,475
Payable to Parent	147,004
Total liabilities	2,019,974
STOCKHOLDER'S EQUITY	
Common stock, no par value; 50,000 shares authorized, 1,000 shares issued and outstanding	761,500
Additional paid-in capital	5,019,103
Retained earnings	2,202,691
Total stockholder's equity	7,983,294
Total liabilities and stockholder's equity	$ 10,003,268

See accompanying notes.

Note 1 - Organization and Nature of Business

McAdams Wright Ragen, Inc. (the Company) is a wholly owned subsidiary of Manzanita Capital, Inc. (the Parent). The Company is a fully disclosed broker-dealer and investment advisor registered with the Securities and Exchange Commission (the SEC) and is a member of the National Association of Securities Dealers, Inc. (the NASD).

The Company clears its securities transactions on a fully disclosed basis through National Financial Services Corporation, LLC (NFSC).

Note 2 - Significant Accounting Policies

Basis of Presentation - The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States, which require management to make certain estimates and assumptions that affect the amounts reported and disclosures in the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents - Cash and cash equivalents consist of balances on hand and on deposit in banks and other financial institutions and short-term investments. Cash on deposit in banks may be in excess of Federal Deposit Insurance Corporation insurance limits. The Company considers all highly liquid investments with original maturities of three months or less on the date of purchase to be cash equivalents. The carrying value of cash equivalents approximates fair value.

Marketable Securities Owned, Other Securities Owned and Securities Sold, Not Yet Purchased - Securities transactions and related revenues and expenses are recorded on a trade-date basis. Marketable and other securities owned and securities sold, not yet purchased, are valued at either the closing market price, or at estimated values that management believes more accurately reflect the fair value, with related changes in unrealized appreciation or depreciation reflected in net gains from principal trading. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices and, thereby, create a liability to purchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the statement of financial condition.

Property and Equipment - Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Note 2 - Significant Accounting Policies (Continued)

Impairment of Long-Lived Assets - The Company evaluates its long-lived assets for financial impairment and continues to evaluate them as events or changes in circumstances indicate the carrying amount of such assets may not be fully recoverable. The Company evaluates the recoverability of long-lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with these assets. At the time such evaluations indicate that the future undiscounted cash flows of long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

Equity Investment - The equity investment represents a 45% interest in the members' equity of a limited liability company and is accounted for using the equity method. Under the equity method of accounting, the Company initially records an investment in the stock of an investee at cost, and adjusts the carrying amount of the investment to recognize its share of the earnings or losses of the investee after the date of acquisition.

General Partnership Interest - The Company is the general partner of an investment partnership formed during 2006. As of December 31, 2006, the Company did not have an investment in the partnership and, therefore, does not carry an investment on the statement of financial condition. The Company did not receive management or performance fees from the partnership during 2006, but may in the future.

Stock-Based Compensation - The Company grants Parent incentive stock options (ISOs) and nonqualified stock options to employees, directors, and stockholders under the Parent's 1998 Stock and Incentive Plan. The plan permits the granting of stock options and stock appreciation rights. Stock options have been granted at prices at or above the fair market value of the underlying stock on the date of grant. Options outstanding vest and expire according to the term established at the grant date.

Income Taxes - The Company is included in the consolidated federal income tax return filed by the Parent. Pursuant to the requirements of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, federal income taxes are calculated as if the Company filed on a separate basis. The Company is charged or credited with the tax effects of its income or loss as used in the consolidated federal income tax return. The Company is also allocated its share of tax benefits from common stock options exercised by employees. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The deferred tax assets and liabilities relate to temporary differences in the accounting treatment of depreciation on property and equipment, prepaid expenses, unrealized trading losses, and accrued expenses for financial reporting and income tax purposes.

Note 3 - Marketable Securities Owned, Other Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned, other securities owned and securities sold, not yet purchased, are recorded at market value or estimated fair value and consist of municipal obligations and equity securities at December 31, 2006.

	Owned	Sold, Not Yet Purchased
Municipal obligations	$ 2,496,308	$ -
Equities	1,513,979	1,273
	$ 4,010,287	$ 1,273

Subject to certain limitations, many of the securities owned are available to be pledged to the clearing broker-dealer on terms that permit that party to sell or repledge the securities to others.

Note 4 - Property and Equipment

At December 31, 2006, property and equipment is summarized as follows:

Building improvements	$ 582,746
Tenant improvement allowance	1,332,629
Furniture and fixtures	484,780
Computer and office equipment	607,568
Total property and equipment	3,007,723
Accumulated depreciation	(1,574,149)
Property and equipment, net	$ 1,433,574

Note 5 - Equity Investment

Resonance Capital Management, LLC - The Company has a 45% interest in the members' equity of a limited liability company, Resonance Capital Management, LLC (Resonance Capital), the general partner of an investment partnership.

Note 5 - Equity Investment (Continued)

Summarized financial information for Resonance Capital as of December 31, 2006 is as follows:

Assets	$	43,484
Liabilities		(5,000)
Members' equity	$	38,484

Angstrom Fund, L.P - The Company is the general partner of Angstrom Fund, L.P., an investment limited partnership formed during 2006. As of December 31, 2006, the Company did not have an investment in the partnership, and, therefore, does not carry an investment on the statement of financial condition. The Company did not receive management or performance fees from the partnership during 2006, but may in the future.

Note 6 - Leases

The Company has a building lease for its principal office facilities in Seattle, Washington, which expires in September 2008, and has additional building leases for branch offices in Bellevue, Washington and Portland Oregon, which expire at various dates from 2009 to 2011.

The Company's future minimum lease payments at December 31, 2006 are as follows:

Year Ending December 31,		
2007	$	985,446
2008		849,510
2009		320,880
2010		204,755
2011		116,789
Thereafter		-
Total minimum lease payments	$	2,477,380

Note 7 - Related-Party Transactions

Notes Receivable from Employees - The Company has entered into employment agreements whereby it issued forgivable notes to certain newly hired employees, of which $1,107,006 is outstanding at December 31, 2006. The notes have due dates of three or five years and will be forgiven ratably on each anniversary of continuous employment with the Company, ending on the third or fifth anniversary of employment, respectively. If employment ceases before the due date of the related note, the remaining principal and accrued interest owing is payable to the Company in full, except under certain predetermined circumstances. The notes have stated interest rates of 5% and 6% per annum and are unsecured.

Investment Management Agreements - The Company manages discretionary investment accounts owned by officers, employees, and close relatives of certain officers and employees. These accounts are managed under the same terms as other accounts held by unrelated third parties.

Note 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, equivalent to the greater of $250,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, does not exceed 15-to-1. At December 31, 2006, the Company had net capital of $4,361,144, as defined, which was $4,111,144 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 46%.

Note 9 - Benefits

The Company's employees participate in a 401(k) plan sponsored by the Parent that covers certain of its full-time employees. The plan includes matching contributions by the Company subject to certain limitations.

Note 10 - Guarantees

The Company has agreed to indemnify the clearing broker-dealer for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2006, the total amount of customer balances subject to such indemnification was approximately $16.2 million. In accordance with applicable margin lending practices, customer balances are collateralized by customer securities or supported by other types of recourse provisions. At December 31, 2006, no amount was recorded as an accrued liability.

END